Exhibit 1

MI Developments Inc. 455 Magna Drive Aurora, Ontario L4G 7A9 Tel (905) 713-6322 Fax (905) 713-6332

COURT DISMISSES GREENLIGHT CAPITAL APPEAL

July 10, 2008, Aurora, Ontario, Canada – MI Developments Inc. (MID) (TSX: MIM.A, MIM.B; NYSE: MIM) today announced that the Ontario Divisional Court has dismissed Greenlight Capital’s appeal of the decision of the Ontario Superior Court of Justice dismissing the oppression application filed by Greenlight and certain hedge funds managed by Greenlight against MID and certain of its current and former officers and directors.

The award by the Ontario Superior Court of Justice of costs to MID and the other responding parties on a higher scale with respect to the original oppression application was upheld on appeal, subject to a reduction of approximately $40,000 in respect of certain pre-application costs, such that Greenlight has been ordered to pay costs in the amount of approximately $2.1 million.

A copy of the full reasons for the decision will be posted to MID’s website (www.midevelopments.com) on the homepage under the “MID Quick Links” box.

About MID

MID is a real estate operating company focusing primarily on the ownership, leasing, management, acquisition and development of a predominantly industrial rental portfolio for Magna International Inc. and its subsidiaries in North America and Europe. MID also acquires land that it intends to develop for mixed-use and residential projects. MID holds a controlling interest in Magna Entertainment Corp., North America’s number one owner and operator of horse racetracks, based on revenue, and one of the world’s leading suppliers, via simulcasting, of live horse racing content to the growing intertrack, off-track and account wagering markets.

For further information about this press release, please contact Richard J. Crofts, MID’s Executive Vice-President, Corporate Development, General Counsel & Secretary, at 905-726-7505.